Mr. Ethan Horowitz
Securities and Exchange Commission
July 5, 2017

July 5, 2017
Via Edgar
Ethan Horowitz
Branch Chief
Office of Natural Resources
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Response to SEC Staff Comments Regarding Form 10-K for the year ended December 31, 2016 filed February 23, 2017 and Form 8-K dated May 3, 2017 of WPX Energy, Inc., File No. 001-35322, sent by a letter dated June 20, 2017

Dear Mr. Horowitz,
On behalf of WPX Energy, Inc. (“WPX” or the “Company”), this letter responds to the Staff’s letter dated June 20, 2017 (the “Comment Letter”) with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2016, File No. 001-35322. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We hope the Staff will consider this letter to be responsive to the comments.

Mr. Ethan Horowitz
Securities and Exchange Commission
July 5, 2017

Form 10-K for Fiscal Year Ended December 31, 2016

Item 1. Business, page 3

Oil and Gas Production, Production Prices and Production Costs, page 12

1.
We note your presentation of certain disclosures required by Items 1204 and 1205 of Regulation S-K excludes amounts classified as discontinued operations in your financial statements. Expand your disclosure to provide, for each required item, total values reflecting all operations. Additionally, disclose the reasons for your current presentation of amounts based on continuing operations only.

We believe that the description of our business in Item 1 focuses on information that is material to investors, given the portfolio of assets included in our business for the majority of 2016, and that inclusion of production, pricing and cost information for divested operations would render our disclosures confusing and substantially less helpful to developing an understanding of our business.  Inclusion of such information for divested operations, alongside the same information for continuing operations, could make our business description confusing by including disclosures that are no longer meaningful to our business and are immaterial to investors. We believe that the disclosures as presented in Item 1. Business of our Form 10-K include appropriate information to describe the properties that are important to our future profitability and trends. Substantially all of our discontinued operations activity for the year ended 2016 related to our Piceance Basin operations which were divested on April 8, 2016. Thus, any activity from the Piceance Basin was limited to less than 4 months of 2016. Since the Piceance Basin was no longer a part of our portfolio as of December 31, 2016, we believe it was appropriate to exclude the activity related to this basin from our production, pricing and cost information in Item 1. Prior to 2016, Piceance Basin operations represented a significant portion of our operations and were predominately natural gas weighted. As noted in our business description, our future activities are expected to be in predominately oil weighted areas. Production costs are generally higher for oil weighted wells compared to natural gas weighted wells. In consideration of this difference, we presented information for our continuing operations to provide a comparable view of the metrics that would be expected from activities going forward and is consistent with the overall discussion of our business and properties.
In addition, this presentation is consistent with the financial information provided in Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) and Item 8 (Financial Statements and Supplementary Data) of our Form 10-K. We believe it could be confusing to the reader to include information in Part 1 of Form 10-K that is not consistent with Item 7 and Item 8.

Form 8-K dated May 3, 2017

Exhibit 99.1

2.
We note that you present the non-GAAP measure adjusted diluted loss per common share. Revise your presentation to provide a reconciliation of this non-GAAP earnings per share measure to GAAP earnings per share. The individual reconciling adjustments on a per share basis should clearly indicate whether they are determined based on the adjusted diluted weighted-average shares utilized for non-GAAP purposes or the diluted weighted-average shares utilized for GAAP purposes. Refer to Question 102.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations

Mr. Ethan Horowitz
Securities and Exchange Commission
July 5, 2017

In our earnings release, adjusted diluted loss per common share follows the primary disclosure of adjusted income (loss) from continuing operations. An excerpt from our first quarter 2017 earnings release is as follows: The adjusted net loss from continuing operations (a non-GAAP financial measure that excludes certain items typically excluded from published analyst estimates) in the first quarter was $59 million, or a loss of $0.15 per share. Thus, our reconciliation is related to the primary disclosure of income from continuing operations as adjusted. We believe that a reconciliation of the same information on a per share basis would be duplicative. However, the presentation of the shares used for adjusted earnings per share could be clarified. For the periods in 2016, the share amounts used to calculate earnings per share and adjusted earnings per share are the same due to the GAAP loss from continuing operations available to WPX energy, Inc. common stockholders and the non-GAAP adjusted loss from continuing operations available to common stockholders in each period. For the first quarter of 2017, we reported GAAP income from continuing operations available to WPX Energy, Inc. common stockholders but an adjusted loss from continuing operations available to common stockholders. Thus, for the first quarter of 2017 we used the diluted weighted-average shares of 410.4 million to determine GAAP income from continuing operations - diluted earnings per share of $0.22 and we used the adjusted diluted weighted-average shares of 386.3 million to determine the non-GAAP adjusted diluted loss per common share of $0.15.
For future 8-K filings we will present the diluted weighted-average shares for GAAP directly beneath the income (loss) from continuing operations - diluted earnings per share section of the table. We believe this will clarify that income (loss) from continuing operations - diluted earnings per share is determined based on diluted weighted-average shares and that adjusted diluted loss per common share is determined based on the adjusted diluted weighted-average shares. An example of the updated table is presented below:

WPX Energy, Inc.
Reconciliation of Adjusted EPS
(UNAUDITED)	2016					2017
(Dollars in millions, except per share amounts)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	1st Qtr
Income (loss) from continuing operations available to WPX Energy, Inc. common stockholders	$(5)	$(229)	$(244)	$(174)	$(652)	$90
Income (loss) from continuing operations - diluted earnings per share	$(0.02)	$(0.76)	$(0.72)	$(0.51)	$(2.08)	$0.22
Diluted weighted-average shares (millions)	276.1	300.7	341.5	344.6	313.3	410.4
Pre-tax adjustments:
Impairments reported in exploration expense	$—	$—	$—	$—	$—	$23
Impairments- exploratory related and inventory	$—	$—	$4	$—	$4	$—
Net (gain) loss on sales of assets and divestment of transportation contracts	$(198)	$(4)	$227	$(3)	$22	$(35)
Accrual for Denver office lease	$—	$—	$5	$—	$5	$—
Costs related to severance and relocation	$3	$7	$3	$2	$15	$—
Previously capitalized costs expensed following credit facility amendment	$4	$—	$—	$—	$4	$—
(Gain) loss on retirement of debt	$(3)	$3	$—	$1	$1	$—
Unrealized MTM (gain) loss	$76	$223	$20	$190	$509	$(208)
Total pre-tax adjustments	$(118)	$229	$259	$190	$560	$(220)
Less tax effect for above items	$43	$(85)	$(96)	$(71)	$(208)	$83
Impact of state deferred tax rate change	$14	$—	$—	$1	$15	$(6)
Impact of state tax valuation allowance	$8	$—	$—	$—	$8	$(6)
Loss on induced conversion of preferred stock	$—	$—	$22	$—	$22	$—
Total after-tax adjustments	$(53)	$144	$185	$120	$397	$(149)
Adjusted loss from continuing operations available to common stockholders	$(58)	$(85)	$(59)	$(54)	$(255)	$(59)
Adjusted diluted loss per common share	$(0.21)	$(0.28)	$(0.17)	$(0.16)	$(0.82)	$(0.15)
Adjusted diluted weighted-average shares (millions) (1)	276.1	300.7	341.5	344.6	313.3	386.3
_______________
(1) Adjusted diluted weighted-average shares excludes the impact of dilutive securities due to the adjusted loss from continuing operations available to common stockholders for the period.

Mr. Ethan Horowitz
Securities and Exchange Commission
July 5, 2017

In connection with the foregoing response, the undersigned, on behalf of the Company, acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (539) 573-1520.

Sincerely,
/s/ STEPHEN L. FAULKNER
Stephen L. Faulkner
Controller (Principal Accounting Officer)

cc:	Diane Fritz, Securities and Exchange Commission
Shannon Buskirk, Securities and Exchange Commission
J. Kevin Vann, Senior Vice President and Chief Financial Officer
Robert K. Herdman, WPX Energy, Inc. Audit Committee Chair
Ernst & Young LLP